August 3, 2005


     Mail Stop 4561
John M. Bond Jr.
Chairman and Chief Executive Officer
Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046

      Re:	Columbia Bancorp
		Form 10-K for the period ended December 31, 2004
		File No. 0-24302

Dear Mr. Bond:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Cash Flows, page 46

1. We note that you sold loans held for investment purposes during each of the years ended December 31, 2004, 2003 and 2002. Please tell us the following:

* The nature of the loans sold;

* The reasons for the sales; and

* Why these loans were not classified as loans held for sale.


Note 1- Summary of Significant Accounting Policies

Investment Securities Held-to-Maturity and Available-for-Sale,
page
51

2. We note your disclosures that the carrying values of securities held-to-maturity and available-for-sale are adjusted for premium amortization to the earlier of the maturity or expected call date and discount accretion to the maturity date. Please tell us the following:

* The method you use to amortize premiums and discounts into interest income;

* Separately quantify premiums and discounts amortized into interest income during each period presented;

* Why you use the earlier of the maturity or expected call date for premium amortization but the maturity date for discount accretion.

	 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-
3474
or me at (202) 551-3449 if you have questions.



      Sincerely,



      Joyce Sweeney
								Branch Chief


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John M. Bond Jr.
Columbia Bancorp
August 3, 2005
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